UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 31, 2005

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation. 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

_____

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 7.01   Regulation FD Disclosure

On August 31, 2005, the Company issued the attached press release (Exhibit 99.1) announcing an agreement with all outside parties on its electric power cost rate case filed June 7, 2005 with the Washington Utilities and Transportation Commission. The settlement must be approved by the Washington Utilities and Transportation Commission. If approved, new electric rates will go into effect November 1, 2005.

Item 9.01   Financial Statement and Exhibits

   (c)   Exhibits

      99.1   Press Release of Puget Sound Energy, Inc. dated August 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

/s/ James W. Eldredge
James W. Eldredge
Corporate Secretary and
Chief Accounting Officer

Date: August 31, 2005

Exhibit 99.1

Settlement reached on PSE request to recoup higher power costs
Investment in Hopkins Ridge Wind Project will help cushion market volatility

BELLEVUE, Wash. – Puget Sound Energy [*utility subsidiary of Puget Energy (NYSE: PSD)*] has reached an agreement with all outside parties on an electric rate case PSE filed in June to recover increased power-supply costs that include PSE investment in a large wind-power project.

The proposed settlement agreement, signed Aug. 30 by the four parties, proposes an increase in Puget Sound Energy (PSE) electric rates of 3.65 percent, on average, for the utility's 1 million electric customers. A typical residential bill (based on 1,000 kilowatt-hours of power usage) would increase by 4.4 percent – or $2.86 per month.

The settlement now moves to the three-member Washington Utilities and Transportation Commission for review and possible approval. If approved by the WUTC, the new electric rates would go into effect Nov. 1.

The parties to the settlement are PSE, the staff of the WUTC, the Public Counsel Section of the state Attorney General's Office, and the Industrial Customers of Northwest Utilities. The WUTC staff independently reviews rate-increase requests, and its recommendation to approve PSE's request is not binding on the commissioners.

"I am pleased that all parties supported PSE recovering its investment in the Hopkins Ridge wind project in Eastern Washington," said Puget Sound Energy Chairman, CEO, and President Stephen P. Reynolds. "In addition, we all recognized the need for PSE to update its overall power-cost recovery levels."

"No one likes the economic impact on electric costs we're seeing from extraordinary increases in oil and natural-gas prices," Reynolds added. "But this settlement removes some volatility, and with the addition of the wind farm, it will help all our customers minimize fuel-price variations over the wind project's life."

The negotiated settlement arises from a 3-year-old, state-approved rate-setting procedure that allows for a change in PSE electric rates after an expedited, 5-month WUTC review of PSE's power costs. This "power-cost only" rate proceeding enables

PSE electric rates to be reset – up or down – depending on the change in PSE's cost of procuring customers' power supplies.

In contrast, a "general rate case" that's traditionally been used to revise a utility's base rates entails an 11-month WUTC review of *all* utility costs, including labor, taxes, etc.

PSE's power costs have been rising primarily because of the rising wholesale cost of natural gas, which in turn is pushing up PSE's costs both to purchase electricity and to generate it. PSE also is confronting higher costs to move some of its power supplies over other utilities' high-voltage transmission lines.

PSE's development of renewable power-generating resources is another factor that is increasing the utility's power costs, though Reynolds said this investment actually will help to stabilize rates for PSE customers in coming years.

PSE is now constructing the 150-megawatt Hopkins Ridge wind-power facility in southeast Washington's Columbia County to help serve PSE customers' growing energy demands. Electricity from the wind project should provide PSE customers with more than $30 million in power-cost savings over the next 20 years, Reynolds said, when compared with the power PSE would otherwise have to procure elsewhere at a higher price.

PSE's balanced mix of energy supplies involving hydropower, renewable energy, thermal power, and aggressive energy conservation also helps reduce customers' risk exposure to volatile energy markets and, long-term, will serve to further moderate customers' retail electricity rates, Reynolds added.

Besides authorizing a $55.6 million increase in PSE electric rates, the proposed settlement agreement would enable PSE to modify the 3-year-old Power Cost Adjustment rate mechanism to account for the current, higher market price of natural gas.

###